HOLDCO NUVO GROUP D.G LTD.

94 Yigal Alon St.

Tel Aviv, Israel 6789155

February 29, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Christie Wong

Terence O’Brien

Benjamin Richie

Katherine Bagley

Re:	Holdco Nuvo Group D.G Ltd.

Registration Statement on Form F-4

(File No. 333-274803) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Holdco Nuvo Group D.G Ltd. (the “Company”) hereby requests acceleration of effectiveness of the Registration Statement such that the Registration Statement will become effective as of 12:00 p.m., Washington, D.C. time, on March 1, 2024, or as soon thereafter as practicable. In this regard, the Company is aware of its obligations under the Securities Act.

We request that we be notified of such effectiveness by a telephone call to Bob Grossman of Greenberg Traurig, P.A. at (305) 579-0756 and that such effectiveness also be confirmed in writing.

[Signature Page Follows]

Very truly yours,

HOLDCO NUVO GROUP D.G LTD.

By:	/s/ Robert Powell
	Name:	Robert Powell
	Title:	Chief Executive Officer

cc: Bob Grossman,

Greenberg Traurig, P.A.